

Mail Stop 3561

December 15, 2017

Lonnie J. Stout II
Chief Executive Officer
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, TN 37202

> **Re:** **J. Alexander's Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2017**
> **File No. 001-37473**

Dear Mr. Stout:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Mitch Walker, Esq.
    Bass Berry & Sims PLC